Exhibit 99.1

ASX ANNOUNCEMENT

November 28th, 2012

Appointment of Chairman and Acting CEO

The Board of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that Dr. Mal Brandon has been appointed to the position of Chairman of the Board.

The Board also wishes to announce that Ms. Alison Mew, the Company’s current Chief Operating Officer, has been appointed to the position of Acting Chief Executive Officer following the resignation of Dr. Paul MacLeman.

Dr. Brandon said “The Board is confident that the Company will continue to build on the solid foundation that has been created and looks forward to further expansion of its US operations and its global licensing programs”.

Dr. Malcolm R. Brandon

Chairman

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000